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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number: 3235-0058 Expires: March 31, 2006 Estimated average burden hours per response . . .2.50
FORM 12b-25/A	SEC FILE NUMBER 0-26994
NOTIFICATION OF LATE FILING	CUSIP NUMBER 007974108

(Check one):    ☒  Form 10-K    ☐  Form 20-F    ☐  Form 11-K    ☐  Form 10-Q    ☐  Form N-SAR    ☐  Form N-CSR

        For Period Ended:    December 31, 2004

☐    Transition Report on Form 10-K

☐    Transition Report on Form 20-F

☐    Transition Report on Form 11-K

☐    Transition Report on Form 10-Q

☐    Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Advent Software, Inc.

Full Name of Registrant

Former Name if Applicable

301 Brannan Street

Address of Principal Executive Office (Street and Number)

San Francisco, CA 94107

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒

(b)    The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

EXPLANATORY NOTE

On March 16, 2005, an incorrect Form 12b-25 was filed due to a mistake by the Registrant’s financial printer. The filing being made herewith is the correct filing and supersedes and replaces the incorrect filing in all respects. The incorrect filing refers to an inquiry by the Audit Committee of the Registrant into claims made by an employee that certain past transactions were improperly recognized as revenue. The Audit Committee engaged independent special counsel to assist the Audit Committee in conducting the inquiry. Based upon its inquiry, the Audit Committee confirmed management’s conclusion that that no new information had been identified that would result in a change to revenue reported for the transactions reviewed in the inquiry. The Company’s independent registered public accountants have been informed of the inquiry. Accordingly, the reasons for the delay in filing Registrant’s 2004 Form 10-K are as set forth in this corrected filing on Form 12b-25/A.

NARRATIVE

In the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004 (the “2004 Form 10-K”), the Company is required to include a report of management on the Registrant’s internal control over financial reporting as of December 31, 2004, as required by Section 404 of the Sarbanes-Oxley Act of 2002 (“Management Report”). As of the date of this filing, the Registrant is continuing to evaluate its internal control over financial reporting.

Based on its evaluation and testing of its internal control over financial reporting to date, the Registrant’s management has determined that as of December 31, 2004, it had a control deficiency that is a material weakness. A material weakness, as defined by the Public Accounting Oversight Board’s Auditing Standard No. 2, is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The Registrant’s control deficiency that is currently identified as a material weakness is that the Company did not maintain effective controls to completely identify and record non-cash impairment charges on abandoned property and equipment related to a restructuring of a building operating lease with sufficient specificity and safeguards to ensure that review by the appropriate levels of accounting personnel would detect or prevent material errors on a timely basis. This control deficiency was identified by management in the course of their year-end reporting process. Since management has not completed its evaluation of the Registrant’s internal control over financial reporting, it is possible that additional material weaknesses may be identified before the filing of Registrant’s 2004 Form 10-K.

Consequently, the Registrant’s Management Report will conclude that the Registrant’s internal control over financial reporting was not effective as of December 31, 2004 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles based on the criteria set forth in Auditing Standard No. 2. The Registrant’s management accordingly expects its independent registered public accounting firm to issue an adverse opinion with respect to the operating effectiveness of the Company’s internal control over financial reporting as of December 31, 2004.

In the Form 8-K filed on March 8, 2005 (“Form 8-K”), the Registrant disclosed that the financial statements in the quarterly reports on Form 10-Q for periods ended June 30 and September 30, 2004 should no longer be relied on because of errors in those financial statements. The Company has recorded adjustments to recognize additional non-cash impairment charges of approximately $863,000 and to reduce impaired property and equipment assets by the same amount for the quarters ended June 30, 2004 and September 30, 2004. The Company will file amended Form 10-Qs for the periods ended June 30 and September 30, 2004 to correct these errors. In addition, in the Form 8-K, the Registrant also disclosed that certain corrections to rent expense and depreciation for the quarter and year ended December 31, 2004 and increases in property and equipment assets and deferred rent on the balance sheet as of December 31, 2004 would be reflected in its 2004 Form 10-K.

Due to the additional time required by the Registrant to complete its Management Report and to complete the financial statements to be included in the 2004 Form 10-K, the Registrant is unable to file its Annual Report on Form 10-K for the year ended December 31, 2004 within the prescribed due date of March 16, 2005, without unreasonable effort and expense. Registrant currently estimates that the 2004 Form 10-K will be filed within the 15-day time period that commences upon the filing of this Form 12b-25/A.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Graham V. Smith, Chief Financial Officer	415	645-1134
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ? Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Advent Software, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 17, 2005	By: /s/ Graham V. Smith

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities

Exchange Act of 1934.

2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.	Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).